Schedule 13G

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___________)*





(Name of Issuer)              MAGNUM D'OR RESOURCES, INC.




(Title of Class of Securities)     COMMON STOCK ($.001 PAR VALUE)
                              PREFERRED STOCK  ($.001 PAR VALUE)



(CUSIP Number)                55970P 10 4




(Date of Event Which Requires Filing of this Statement) December 31, 2003

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
      [   ]Rule 13d-1(b)
      [   ]Rule 13d-1(c)
      [ x ]Rule 13d-1(d)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 55970P 10 4



1.Names of Reporting Persons. RENO J. CALABRIGO




      I.R.S. Identification Nos. of above persons (entities only).  NA




      2. Check the Appropriate Box if a Member of a Group (See Instructions)


      (a)___________NA_______________


      (b)___________NA_______________




      3.SEC Use Only

.................................................................................
.............................................................




      4.Citizenship or Place of Organization

     CANADIAN



      Number of Shares Beneficially Owned by Each Reporting Person With:






     5.Sole Voting Power


     COMMON STOCK:         9,985,816  (EACH COMMON SHARE HAS 1 VOTE PER SHARE).

     PREFERRED STOCK:______7,000,000 (EACH PREFERRED SHARE HAS 20 VOTES PER SHARE).


      6.Shared Voting Power


     COMMON STOCK:___6,000_______________________

     PREFERRED STOCK:______0________________



      7.Sole Dispositive Power



     COMMON STOCK:__________9,985,816________________

     PREFERRED STOCK:_______7,000,000________________




      8.Shared Dispositive Power


       COMMON STOCK:__________6,000___________

     PREFERRED STOCK:________0_______________





      9.Aggregate Amount Beneficially Owned by Each Reporting
      Person


     COMMON STOCK:________9,991,816__________________

     PREFERRED STOCK:_____7,000,000__________________



      10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


     _________NA__________________


     11.Percent of Class Represented by Amount in Row (9)


     COMMON STOCK:______________10.21%__________

     PREFERRED STOCK:___________100%____________




     12.Type of Reporting Person (See Instructions)



      ________________IN__________



Item 1.

      (a)Name of Issuer  MAGNUM D'OR RESOURCES INC.

      (b)Address of Issuer's Principal Executive Offices 170 THE DONWAY WEST, #404, TORONTO, ONTARIO M3C 2G3


      Item 2.

      (a)Name of Person Filing  RENO J. CALABRIGO

      (b)Address of Principal Business Office or, if none, Residence 170 THE DONWAY WEST, #404, TORONTO, ONTARIO M3C 2G3

      (c)Citizenship CANADIAN

      (d)Title of Class of Securities  COMMON STOCK
                                 PREFERRED STOCK
      (e)CUSIP Number  55970P 10 4

      Item 3.If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: NA

      (a)[   ]Broker or dealer registered under section 15 of the Act (15 U.S.C.
      78o).

      (b)[   ]Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c)[ ]Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d)[ ]Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

      (e)[   ]An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

      (f)[ ]An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

      (g)[ ]A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

      (h)[ ]A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i)[ ]A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

      (j)[   ]Group, in accordance with 240.13d-1(b)(1)(ii)(J).





Item 4.Ownership.


Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)Amount beneficially owned:

     COMMON STOCK:________9,981,816__________________

     PREFERRED STOCK:_____7.000,000__________________



      (b)Percent of class:

      COMMON STOCK:____________10,21%____________

     PREFERRED STOCK:________100%_______________



     (c)Number of shares as to which the person has:


      (i)Sole power to vote or to direct the vote

     COMMON STOCK:______9,985,816___________________

     PREFERRED STOCK:___7,000,000___________________



      (ii)Shared power to vote or to direct the vote

     COMMON STOCK:__________6,000____________

     PREFERRED STOCK:_______0________________


      (iii)Sole power to dispose or to direct the disposition of

     COMMON STOCK:______9,985,816_______________________

     PREFERRED STOCK:   7,000,000_______________________




      (iv)Shared power to dispose or to direct the disposition of

     COMMON STOCK:______6,000________________

     PREFERRED STOCK:________0_______________





Instruction. For computations regarding securities which represent a right to acquire an underlying security see 240.13d3(d)(1).


      Item 5.Ownership of Five Percent or Less of a Class  NA
      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
      than five percent of the class of securities, check the following [   ].
      Instruction: Dissolution of a group requires a response to this item.


      Item 6.Ownership of More than Five Percent on Behalf of Another Person.
      If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required. NA


      Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. NA
      If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.


      Item 8.Identification and Classification of Members of the Group
      If a group has filed this schedule pursuant to 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and
      Item 3 classification of each member of the group. If a group has filed this schedule pursuant to 240.13d-1(c) or 240.13d-1(d), attach an exhibit stating the identity of each member of the group. NA


      Item 9.Notice of Dissolution of Group
      Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5. NA


      Item 10.Certification  NA

      (a)The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):
        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

      (b)The following certification shall be included if the statement is filed pursuant to 240.13d-1(c):
        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
      ________________________________
      Date
      ____________/s/____RENO J. CALABRIGO_
      Signature

     RENO J. CALABRIGO, CEO, Director
      Name/Title










The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties for whom copies are to be sent.
      Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
      (See 18 U.S.C. 1001)